EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Supplementary Report - Ministry of Communication's Notice - Monetary Sanction

Further to the Company's report dated May 11, 2015, regarding a notice from the Ministry of Communications of its intention to impose a monetary sanction of NIS 11.3 Million in connection with the implementation of the broadband reform - the Company hereby reports that on December 16, 2015 the Company received the sanction demand from the Ministry of Communications in a sum of NIS 8.5 Million.

The Company is studying the decision and considering its actions in the matter.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.